EXHIBIT 99.2

PROTECT YOUR INVESTMENT IN CANAGOLD!

A MINORITY SHAREHOLDER IS ATTEMPTING TO HIJACK CONTROL OF YOUR COMPANY.

VOTE TODAY USING THE YELLOW PROXY.

June 13, 2022

Fellow Shareholder,

A dissident shareholder (the “Dissident Shareholder”) is trying to take over Canagold Resources Ltd. (“Canagold” or the “Company”) by seeking control of your Board of Directors.  You run the risk that their hand-picked and interlocked board nominees with limited Canadian board experience will represent the Dissident Shareholder rather than the Company and all of its shareholders.  You have the ability to stop this unwarranted dissident action.

For the past two years, your Canagold Board and management team have successfully advanced the Company’s material mineral property, the New Polaris gold project (the “New Polaris Project”), in northern British Columbia. Under your management team’s guidance and your Board’s oversight, the Company has:

By nominating the Dissident Nominees to form a majority on the Company’s board and ultimately control Canagold, your management believes that the Dissident intends to act strictly in its own best interest and without consideration for providing Canagold’s shareholders fair value for their investment in the Company.

advanced the project toward a feasibility study;
completed infill drilling programs to prepare for an updated resource estimate;
confirmed consistently high-grade gold results;
conducted continuous baseline studies for environmental permitting; and
fostered a positive working relationship with the local First Nation.

Your Company is now entering a critical stage as the New Polaris Project progresses towards an updated resource estimate, to be followed by updated economic studies, project permitting and a feasibility study. This unnecessary and self-serving action by the Dissident Shareholder is opportunistic and will disrupt and delay work at New Polaris at a significant expense to shareholders.

THE DISSIDENT SHAREHOLDER SEEKS TO TAKE OVER YOUR COMPANY BY TAKING ADVANTAGE OF THE CURRENT DEPRESSED SHARE PRICE WITHOUT PAYING A PREMIUM

Against this positive backdrop, the Dissident Shareholder with a minority interest in Canagold is trying to take over control of your company without good reason and without paying you the premium you deserve. The Dissident Shareholder has nominated three hand-picked and interconnected individuals to serve on Canagold’s board (the “Dissident Nominees”). This constitutes 60% of the board’s membership and effectively control of the stewardship over Canagold. Canagold’s Board is currently composed of directors with a proven track record of success and continues to act in the best interests of ALL shareholders. A review of the Dissident Nominees reveals the following concerns:

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The Dissident Nominees collectively own zero Canagold shares. With no “skin in the game”, the Dissident Nominees are not aligned with current shareholders pertaining to any aspect of long-term value enhancement for ALL Canagold shareholders. The Dissident Nominees holding zero shares would unfairly comprise 60% of Canagold’s board.

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Have very limited or no track record of success as directors of Canadian public companies. This is in stark contrast to the current Board’s collective record of over 100 years of experience and effective stewardship as directors and management of public mining-sector companies in Canada.

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Interlocking Relationships—Questionable Independence. The Dissident Nominees are an interconnected group, who appear to be hand-picked to strictly serve the interests of the Dissident Shareholder. The Dissident Nominees are an interconnected group who have either served on the same board or worked together for an extended period of time in the past, including a partnership of two of the three Dissident Nominees who are founding partners of an investment firm.

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Presented no concrete plan for moving the Company forward. The Dissident Nominees have been nominated by the Dissident Shareholder who has provided no course of action for enhancing shareholder value, while Canagold’s current Board and management team have outlined and remained committed to a strategic plan for current and future financial and operational success.

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The Dissident Nominees are in countries outside North America. The current Board is proud to embrace the sound strategy of keeping the residency of the majority of its members within British Columbia where the New Polaris project is located. To the contrary, the Dissident Shareholder, a Dubai based entity, has proposed a slate of nominees compromised of individuals who are based in Australia, Switzerland and South Africa. None of them appear to have sufficient experience in exploration and mining and regulatory environment in Canada or North America.

Don’t allow a minority dissident shareholder with only 9.4% as of the record date take control and dictate the remainder of the 90.6% interest by controlling the board.

VOTE FOR CANAGOLD’S MANAGEMENT NOMINEES USING ONLY THE YELLOW PROXY

Canagold’s Board Nominees – The Right Team with the Right Experience

Canagold’s Management Nominees (the “Management Nominees”), Messrs. Bradford Cooke, Scott Eldridge, Martin Burian and Dr. Deepak Malhotra, four incumbent directors, and Dr. Kadri Dagdelen, as a new nominee, have vast experience as directors and management of public mining-sector companies in Canada, and a strong background in transitioning companies from exploration to feasibility and ultimately to operations in North America. The Management Nominees have previously acted, and will continue to act, in the best interests of the Company and will consider the interests of all shareholders rather than only one dissident shareholder. The Management Nominees are the right team to continue the successful execution of the multi-year plan to advance the New Polaris Project for a number of reasons:

Focused and Disciplined Plan for Shareholder Value Creation

Canagold’s Board and management team have developed a strategic plan to create value for our shareholders. The results from our 43 drill hole sample results show that New Polaris Project’s gold grades are 7.6 times higher than global averages and our preliminary economic assessment (PEA) outlines a clear path to value creation for our shareholders. As previously communicated to our shareholders, next steps on Canagold’s path to production include:

•	Complete infill drilling program and feasibility at the New Polaris Project.
•	Upgrade inferred resources to measured and indicated at the New Polaris Project.
•	As detailed in our PEA the New Polaris project has a strong economic outlook. If we estimate gold price at $1,500 gold, with an expected after tax internal rate of return of 56%, the net present value of the New Polaris Project US$333M and payback is expected in under two years.
•	We expect to unlock value for ALL shareholders by producing dore bars on site, using a fly-in, fly-out operation with no need for expensive road construction.

The choice is clear — Vote FOR your Management Nominees using the YELLOW Proxy

It is up to you to protect the value of your investment in Canagold by voting FOR the Management Nominees. We encourage you to read Canagold’s management information circular and visit our website www.canagoldresources.com for further detail on the matters raised in this letter. Your Vote has never been more important. ACT TODAY to protect your investment by voting FOR Canagold’s Management Nominees.

As we navigate this distraction, Shareholders can be confident that the Management team continues to act in the best interests of the Company and we thank you for your ongoing confidence in and support of Canagold’s Board.

Yours Truly,

Bradford J Cooke	Scott Eldridge
Chair of the Board of Directors	Chief Executive Officer

This letter contains information and statements that may constitute “forward-looking information” collectively referred to as “forward-looking statements” within the meaning of Canadian securities laws and are based on expectations, estimates and projections as of the date of this letter. Forward-looking statements in this document include statements regarding the Dissident Shareholder’s intentions in seeking control of the Board of Directors; the stage of progress of the New Polaris Project as well as its progress towards an updated resource estimate, economic studies and feasibility study; Management Nominees continued interest in acting in the best interest of the Company and considering the interests of all shareholders; and steps to Canagold’s path to production. Forward-looking statements are based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this presentation, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect. Please refer to the Company’s annual information form for the fiscal year 2021, as filed on SEDAR, for an in-depth discussion on additional risk factors, and assumptions that may affect forward-looking statements.

PROTECT YOUR INVESTMENT

VOTE YOUR YELLOW PROXY TODAY

PLEASE VOTE YELLOW PROXIES PRIOR TO

10:00 AM (PACIFIC TIME) ON JULY 15, 2022.

Voting Method	Registered Shareholders If your shares are held in your name and represented by a physical certificate or DRS.	Beneficial Shareholders If your shares are held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	Toll Free: 1-866-732-VOTE (8683)	Call the toll-free listed on your voting instruction form and vote using the 16-digit control number provided therein.
Mail	Complete, date and sign the YELLOW proxy and return it in the enclosed postage paid envelope to: [Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.]	Complete, date and sign the YELLOW voting instruction form and return it in the enclosed postage paid envelope.

QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO

THE PROXY SOLICITATION AGENT:

NORTH AMERICAN TOLL FREE: 1-877-452-7184

INTERNATIONAL: 416-304-0211

EMAIL: assistance@laurelhill.com